2009 Chenault Drive, Suite 114 Carrollton, Texas 75006 972-444-8280 www.integratedsecurity.com

May 10, 2010

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Comment letter dated April 27, 2010

Integrated Security Systems, Inc.

Form 10-K for the year ended June 30, 2009

Forms 10-Q for the quarterly periods ended September 30, 2009 and

December 31, 2009, as amended

File No. 1-11900

Dear Mr. Spirgel,

We offer the following information in response to your letter dated April 27, 2010.

Forms 10-Q for the quarters ended September 30, 2009 and December 31, 2009

Exhibits 31.1 and 31.2

1.

We note that you have filed the Principal Executive Officer and Principal Financial Officer certificates but you have omitted the internal control over financial reporting language from the introductory portion of paragraph 4 of the Section 302 certification, as well as paragraph 4(b).  In future filings, please revise to include the omitted language.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response.

Response:  We agree that we mistakenly omitted the internal control over financial reporting language as you noted in your letter.  Below is the revised wording of the certification for the Principal Executive Officer.  Similar changes will be made in the certification for the Principal Financial Officer.  Please see the revised certificate below; we will make this change in the Form 10-Q for the quarter ended March 31, 2010 to be filed this week.

Exhibit 31.1

CERTIFICATION

I, Brooks F. Sherman, certify that:

1.

I have reviewed this quarterly report on Form 10-Q of Integrated Security Systems, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

 (c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  May ___, 2010

Brooks F. Sherman

Chairman and Chief Executive Officer

Principal Executive Officer

Thank you for your time in reviewing our filings.

Sincerely,

/s/ Brooks Sherman

Brooks Sherman

Chief Executive Officer

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